FEBRUARY 2, 2012

MR.RICHARD FERGUSON

CHAIRMAN PEOPLES BANCORP INC.

827 CRESTWAY DRIVE

COLUMBUS, OH 43235

DEAR RICHARD,

LIKE EVERYTHING IN LIFE, ALL GOOD THINGS COME TO AN END. I AM RESIGNING EFFECTIVE FEBRUARY 3, 2012 AS DIRECTOR OF PEOPLES BANCORP AND PEOPLES BANK N. A. I CAN NOT PUT INTO WORDS HOW MUCH THIS EXPERIENCE HAS MEANT TO ME OVER THE LAST 24 YEARS.

IT HAS BEEN AN HONOR AND A PRIVILEGE TO SERVE WITH SO MANY KNOWLEDGEABLE, HARD WORKING, DEDICATED PEOPLE TO WHOM I WILL BE FOREVER GRATEFUL.

I AM CONFIDENT THE FUTURE FOR PEOPLES BANCORP WILL BE EXCITING, BRIGHT AND PROSPEROUS.

SINCERELY,

Will Dimit

WILL DIMIT